Exhibit 99.1

ASML Announces 2003 Fourth Quarter and Annual Results

Seize the Upturn

 VELDHOVEN, the Netherlands, January 15, 2004 - ASML Holding NV (ASML) today announced 2003 fourth quarter and annual financial results as follows:

   o Order backlog of 124 lithography systems - 103 new and 21 refurbished systems - valued at EUR 993 million as of December 31, 2003.
         Q3 2003: 91 systems / EUR 859 million value
         Q4 2002: 110 systems / EUR 1,089 million value

   o Net profit in Q4 2003 of EUR 16 million, resulting in an annual 2003 net loss of EUR 160 million.
         Q3 2003: Net loss of EUR 31 million
         Q4 2002: Net loss of EUR 50 million
         2002: Net loss of EUR 208 million

   o Net cash provided in Q4 2003 from operating and investing activities of EUR 245 million. This brings 2003 net cash provided from operating and investing activities to a total of EUR 484 million.
         Q3 2003: Net cash used of EUR 14 million
         Q4 2002: Net cash provided of EUR 293 million
         2002: Net cash used of EUR 134 million

   o Total sales in Q4 2003 of EUR 526 million, including sales of 61 lithography systems - 43 new and 18 refurbished systems - and services. In 2003, total net sales were EUR 1,543 million, including sales of 169 lithography systems and services.
         Q3 2003: 34 systems and services at EUR 370 million value
         Q4 2002: 91 systems and services at EUR 820 million value
         2002: 205 systems and services at EUR 1,959 million value

"ASML excelled in many areas despite showing a net loss for the year. In technology leadership, ASML introduced and sold the industry's first-ever immersion lithography system, shipped the first full-field 157 nm tool and secured its top spot in the industry by delivering the most leading-edge systems. From a cash management perspective, we repaid a US$ 520 million convertible bond, generated EUR 484 million from operating and investing activities and ended the year with over EUR 1 billion in cash," said Doug Dunn, president and CEO, ASML.

"The upturn has arrived with 2004. But it's just sunrise. We can see light across the industry's rising capital expenditures and in our own backlog," Dunn concluded.

Financial Position

In Q4 2003, ASML generated a net profit of EUR 16 million or EUR 0.03 per ordinary share. In Q3 2003 and Q4 2002, respectively, ASML generated net losses of EUR 31 million or EUR 0.06 per ordinary share and EUR 50 million or EUR 0.10 per ordinary share.

As announced in July 2003, ASML is in the process of reducing its workforce by 11 percent. ASML and its works council are nearing the completion of a joint study on implementing these workforce reductions in the Netherlands. However, the Dutch workforce reduction has been delayed and, correspondingly, the results of cost reductions have been delayed. Cost cutting measures in other locations, including the ASML facility in Wilton, Connecticut, are proceeding on schedule and producing results.

Operations Update

Total net sales from Lithography in Q4 2003 were EUR 526 million as compared with total net sales in Q3 2003 of EUR 370 million and Q4 2002 of EUR 820 million. Annual 2003 total net sales from Lithography were EUR 1,543 million, including sales of 126 new and 43 refurbished systems and service revenue. This compares with annual 2002 total net sales from Lithography of EUR 1,959 million, including sales of 183 new and 22 refurbished systems and service revenue. In Q4 2003, lithography service revenue, including options, was EUR 75 million. This compares with lithography service revenues in Q3 2003 of EUR 57 million and Q4 2002 of EUR 80 million. Annual 2003 lithography service revenue, including options, totaled EUR 264 million compared with annual 2002 lithography service revenue, including options, of EUR 308 million.

The Q4 2003 average selling price for a new ASML system was EUR 9.5 million, compared with EUR 10.8 million in Q3 2003 and EUR 9.6 million in Q4 2002. The 2003 annual average selling price was also EUR 9.5 million as compared with a 2002 annual average selling price of EUR 8.9 million. The average selling price varies based on different factors, including the mix of products sold during a quarter. The order backlog is comprised of 124 lithography systems with approximately 80 percent expected to ship in the next six months. During the fourth quarter, ASML improved its sequential gross margin to 29 percent, compared with gross margins of 25 percent in Q3 2003 and 17 percent in Q4 2002. The 2003 and 2002 annual gross margin was 24 percent.

Selling, general and administrative expenses (SG&A) totaled EUR 46 million in Q4 2003. This compares with SG&A expenses of EUR 50 million in Q3 2003 and EUR 61 million in Q4 2002. In 2003, annual SG&A expenses total EUR 213 million compared with annual 2002 SG&A expenses of EUR 263 million. The year-on-year reduction of approximately EUR 50 million is the result of cost-cutting measures instituted by the company in December 2002 and decreased legal fees associated with patent infringement lawsuits. In 2004, ASML expects SG&A expenses to range between EUR 50 - 55 million per quarter.

Research and development (R&D) expenditures for Q4 2003 were EUR 76 million net of credits. R&D expenditures in Q3 2003 and Q4 2002 were EUR 62 million net of credit and EUR 84 million net of credit respectively. Full year 2003 costs were EUR 287 million net of credits, compared with full year 2002 costs of 298 million. In 2004, ASML anticipates R&D costs to range between EUR 65-70 million per quarter.

CEO To Retire

In addition, ASML announced that Doug Dunn, president and CEO, has advised the Supervisory Board and Management Board that he plans to retire before the end of 2004. Dunn, 59, has served in his current position since 1999. A native of the UK, Dunn plans to dedicate his time to travel and family after retirement. Dunn will work with the Supervisory and Management Boards on a smooth transition and the timing of his retirement.

"I am proud of what we have accomplished at ASML. No one could call the past 5 years dull - the industry went from its highest highs to its lowest lows. After 35 years in semiconductors, I will miss the excitement," said Doug Dunn, president and CEO, ASML. "I can assure the Board, employees, customers, colleagues and shareholders that my commitment to ASML remains unchanged."

ASML has retained an executive search firm to assist in identifying a successor. According to the statutes of ASML, the Supervisory Board will appoint the new CEO.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Conference Call - New Time

A conference call hosted by ASML CEO Doug Dunn and CFO Peter Wennink to discuss the 2003 Q4 and annual financial results will begin today, January 15, 2004, at 16.30 Central European Time / 10.30 Eastern US Time. Dial in numbers are as follows: the Netherlands - +31 45 631 6902; the UK - +44 208 515 2304; and the US - +1 303 262 2127.

The conference call will be Web cast on ASML.com and available for replay until January 22, 2004 by dialing +1 303 590 3000, pass code #564548.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission.


ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
+31.40.268.5758
+31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
+1.480.383.4006
+1.480.383.3976

ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
+31.40.268.3938
+31.40.268.3655